VIA EDGAR AND FACSIMILE
October 15, 2008
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attn: Bryan J. Pitko, Esq.

Re:	Idenix Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-153471
Request for Acceleration
Mr. Pitko:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Idenix Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-153471) (the “Registration Statement”) so that if may become effective at 4:00 p.m. on Friday, October 17, 2008, or as soon thereafter as practicable.
          The Registrant hereby acknowledges that:
(1)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at 617-995-9005 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ John F. Weidenbruch
John F. Weidenbruch
Executive Vice President and General Counsel